Exhibit 99.1

Dejour Energy (Alberta) Ltd.

Reserve estimation and

economic evaluation

Executive summary

SEC Compliant

Effective date: December 31, 2011

700, 850 – 2 Street SW
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5398
www.deloitte.ca

October 31, 2012

Dejour Energy (Alberta) Ltd.

2600, 144 – 4th Avenue SW

Calgary, Alberta

T2P 3N4

Attention: Mr. Harrison (Hal) Blacker

RE:	Dejour Energy (Alberta) Ltd.
Reserve estimation and economic evaluation

At your request and authorization, Deloitte & Touche LLP (“AJM Deloitte”) has prepared an independent evaluation of certain oil and gas assets of Dejour Energy (Alberta) Ltd. (“Dejour Alberta”), effective December 31, 2011.

This report has been prepared for the use of Dejour Energy (Alberta) Ltd. for corporate reporting purposes and AJM Deloitte hereby gives its consent to the use of its name and to the said estimates for reporting in the United States. The evaluation was conducted in the months of January and February 2012; field information obtained subsequent to the effective date was not used in the evaluation.

Pursuant to the requirements of Item 1202 (a) (8) of Regulation S-K, this report documents the results of the evaluation with the following table summarizing the corporate reserves and value:

•	Table 1 – summary of corporate reserves and value using constant prices and costs (in Canadian dollars).

The proportion of the Company’s total reserves represented by the reserves included in this report is shown below:

			Company net proved reserves
					Oil	Proportion of
Location of reserves		Gas	Condensate	NGL	Equivalent	Oil Eq.
Country	Area	(MMcf)	(Mbbl)	(Mbbl)	(MBoe)	Reserves
Canada	Alberta/British
	Columbia	752	317	4	446	4%
Total Company					11,482	100%

Notes:	(1)	Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent.
(2)	DejourAlberta has indicated that these totals represent 100% of its Canadian interests as of December 31, 2011.

Dejour Energy (Alberta) Ltd.

Reserve estimation and economic evaluation

The oil and gas reserves calculations and income projections, upon which this report is based, were estimated in accordance with the SEC’s Regulation S-X Part 210.4-10(a). AJM Deloitte used all methods and procedures it considered necessary under the circumstances to prepare the report. The Evaluation procedure section included in this report details the reserves definitions, price and market demand forecasts and general procedure used by AJM Deloitte in its determination of this evaluation and are appropriate for the purposes served by the report. In accordance with SEC requirements all prices and costs (capital and operating) were held constant. Constant prices were based on an average of market prices posted at or near the first of each month from January to December 2011. The extent and character of ownership and all factual data supplied by Dejour Energy (Alberta) Ltd. were accepted as presented (see Representation Letter attached within). A field inspection and environmental/safety assessment of the properties was not made by AJM Deloitte and the consultant makes no representations and accepts no responsibilities in this regards.

This report contains forward looking statements including expectations of future production and capital expenditures. Possible changes to the current government regulations may cause volumes of proved reserves actually recovered to differ significantly from the estimated quantities. Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation. Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.

A Boe conversion ratio of six (6) Mcf: one (1) barrel has been used within this report. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Dejour Energy (Alberta) Ltd. (“Dejour Alberta”) is a wholly-owned subsidiary of Dejour Energy Inc. (“Dejour” or “the Company”). The Company makes periodic filings on Form 20-F under the 1934 Exchange Act. Furthermore, the Company has certain registration statements filed with the SEC under the 1933 Securities Act which any subsequently filed Form 20-F is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-X of the Company to the reference to our name as well as to the reference to our third party report for the Company which appears in the December 31, 2011 annual report on Form 20-F of filings made under the SEC by The Company.

Yours truly,

Original signed by: “Robin G. Bertram”

Robin G. Bertram, P. Eng.

Partner

Deloitte & Touche LLP

/ct

TABLE 1

Dejour Energy (Alberta) Ltd.

DETAILED ECONOMIC SUMMARY

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Effective December 31, 2011			Canada

		PDP	PDNP	PUD	TP
Light and Medium Oil	Mbbl
Ultimate Remaining		530.0	0.0	0.0	530.0
WI Before Royalty		397.5	0.0	0.0	397.5
WI After Royalty		317.4	0.0	0.0	317.4
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		317.4	0.0	0.0	317.4

Total Oil	Mbbl
Ultimate Remaining		530.0	0.0	0.0	530.0
WI Before Royalty		397.5	0.0	0.0	397.5
WI After Royalty		317.4	0.0	0.0	317.4
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		317.4	0.0	0.0	317.4

Sales Gas	MMcf
Ultimate Remaining		1,349.1	248.6	0.0	1,597.8
WI Before Royalty		987.2	74.6	0.0	1,061.8
WI After Royalty		691.8	60.3	0.0	752.0
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		691.8	60.3	0.0	752.0

NGLs	Mbbl
Ultimate Remaining		3.6	8.5	0.0	12.1
WI Before Royalty		2.6	2.6	0.0	5.2
WI After Royalty		1.9	1.6	0.0	3.6
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		1.9	1.6	0.0	3.6

MBOE	Mboe
Ultimate Remaining		758.4	49.9	0.0	808.4
WI Before Royalty		564.7	15.0	0.0	579.6
WI After Royalty		434.7	11.7	0.0	446.3
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		434.7	11.7	0.0	446.3

Net Present Values - BTAX	M$
Undiscounted		20,822.0	132.8	0.0	20,954.8
Discounted at 5%		19,954.8	106.4	0.0	20,061.2
Discounted at 10%		19,161.5	85.3	0.0	19,246.9
Discounted at 15%		18,438.4	68.4	0.0	18,506.8
Discounted at 20%		17,779.8	54.6	0.0	17,834.4

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

© Deloitte & Touche LLP and affiliated entities.

Independent petroleum consultants consent

The undersigned firm of Independent Qualified Reserves Evaluators and Auditors of Calgary, Alberta, Canada has prepared an independent evaluation of reserves and future net revenues derived therefrom, of the Petroleum and Natural Gas assets of the interests of Dejour Energy (Alberta) Inc. These reserves and future net revenues were estimated using prior 12 month average constant prices and costs (before and after income taxes) according to the requirements of SEC’s Regulation S-X, Part 210.4-10 (a). The effective date of this evaluation is December 31, 2011.

In the course of the evaluation, Dejour Energy (Alberta) Inc. provided AJM Deloitte personnel with basic information which included land, well and accounting (product prices and operating costs) information; reservoir and geological studies, estimates of on-stream dates for certain properties, contract information, budget forecasts and financial data. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from AJM Deloitte non confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted.

A “Representation Letter” dated March 21, 2012 and signed by two Directors was received from Dejour Energy (Alberta) Inc. prior to the finalization of this report. This letter specifically addressed the accuracy, completeness and materiality of all the data and information that was supplied to us during the course of our evaluation of Dejour Energy (Alberta) Inc.’s reserves and net present values. This letter is included within.

A field inspection and environmental/safety assessment of the properties was beyond the scope of the engagement of AJM Deloitte and none was carried out. The “Representation Letter” received from Dejour Energy (Alberta) Inc. provided assurance that no additional information necessary for the completion of our assignment would have been obtained by a field inspection.

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are subject to uncertainties and may in future differ materially from the forecasts herein. Present values of future net revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE

Deloitte
Permit Number: P-11444

The Association of Professional Engineers
and Geoscientists of Alberta

Certificate of qualification

I, R. G. Bertram, a Professional Engineer, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an associate partner of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Alberta and graduated with a Bachelor of Science Degree in Petroleum Engineering in 1985; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of twenty six years of engineering experience.

4.	I am a Qualified Reserves Auditor as defined in the Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 3.2.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “R. G. Bertram”
R. G. Bertram, P. Eng.

March 16, 2012
Date

Certificate of qualification

I, L. G. Mitchell, a Professional Engineer, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 2008; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of four years of engineering experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “L. G. Mitchell”
L. G. Mitchell, P. Eng.

March 16, 2012
Date

Certificate of qualification

I, I. J. Olsen, a Professional Engineer, of 700, 850 – 2nd Street Avenue S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Alberta and graduated with a Bachelor of Science Degree in Chemical Engineering in 2007; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of four years of engineering experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “I. J. Olsen”
I. J. Olsen, P. Eng.

March 16, 2012
Date

Certificate of qualification

I, D. E. Yee, a Professional Engineer, of 700, 850 – 2nd Street Avenue S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Calgary and graduated with a Bachelor of Science Degree in Mechanical Engineering in 1992; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of fourteen years of engineering experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “David E. Yee”
D. E. Yee, P. Eng.

March 16, 2012
Date

Certificate of qualification

I, L. D. Boyd, a Registered Professional Geologist, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Calgary and graduated with a Bachelor of Science Degree in Geology in 1976; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of thirty five years of geological experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “L. D. Boyd”
L. D. Boyd, P. Geol.

March 16, 2012
Date

Certificate of qualification

I, K. White, a Professional Geologist, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which company did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Manitoba and graduated with a Bachelor of Science Degree in Geology in 1981; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of thirty years of geological experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “K. White”
K. White, P. Geol.

March 16, 2012
Date

Dejour Energy (Alberta) Ltd. A subsidiary of Dejour Energy Inc. 2600, 144 4th Avenue SW Calgary, AB T2P 3N4 P: (403) 266-3825 F: (403) 470-7520

March 21, 2012

AJM Deloitte

East Tower, Fifth Avenue Place

6th Floor, 425 – lst Street S.W.

Calgary, Alberta
T2P 3L8

Re:	Standard Representation Letter
Corporate Reserve Evaluation

Regarding the evaluation of our Company’s oil and gas reserves and independent appraisal of the economic value of these reserves effective December 31, 2011 (the “effective date”), we herein confirm to the best of our knowledge and belief as of the effective date of the reserves evaluation, the following representations and information made to you during the course and conduct of the evaluation.

1.	We (the “Client”) have made available to you (the “Evaluator”) certain records, information and data relating to the evaluated properties that we confirm is, with the exception of immaterial items, complete and accurate as of the effective date of the reserves evaluation including the following:

a.	accounting, financial and contractual data
b.	asset ownership and related encumbrance information
c.	details concerning product marketing, transportation and processing arrangement
d.	all technical information including geological, engineering and production and test data
e.	estimates of future abandonment and reclamation costs.

2.	We confirm that all financial and accounting information provided to you is, to the best of our knowledge, both on an individual entity basis and in total, entirely consistent with that reported by our Company for public disclosure and annual audit purposes.

3.	We confirm that our Company has satisfactory title to all of the assets, whether tangible, intangible or otherwise, for which accurate and current ownership information has been provided.

4.	With respect to all information provided to you regarding product marketing, transportation and processing arrangements, we confirm that we have disclosed to you all anticipated changes, terminations and additions to these arrangements that could reasonably be expected to have a material impact on the evaluation of our Company’s reserves and future net revenues.

5.	With the possible exception of items of an immaterial nature, we confirm as of the effective date of the evaluation that:

a.	For all operated properties that you have evaluated, no changes have occurred or are reasonably expected to occur to the operating conditions or methods that have been used by our Company over the past twelve (12) months, except as disclosed to you. In the case of non-operated properties, we have advised you of any changes of which we have been made aware.
b.	This letter provides assurance that no additional information necessary for the completion of your assignment would have been obtained by a field inspection.

Dejour Energy (Alberta) Ltd. A subsidiary of Dejour Energy Inc. 2600, 144 4th Avenue SW Calgary, AB T2P 3N4 P: (403) 266-3825 F: (403) 470-7520

c.	All regulatory approvals, permits and licenses required to allow continuity of future operations and production from the evaluated properties are in place and, except as disclosed to you, there are no directives, orders, penalties or regulatory rulings in effect or expected to come into effect relating to the evaluated properties.
d.	Except as disclosed to you, the producing trend and status of each evaluated well or entity in effect throughout the three month period preceding the effective date of the evaluation are consistent with those that existed for the same well or entity immediately prior to this period.
e.	Except as disclosed to you, we have no plans or intentions related to the ownership, development or operation of the evaluated properties that could reasonably be expected to materially affect the production levels or recovery of reserves from the evaluated properties.
f.	If material changes of an adverse nature occur in the Company’s operating performance subsequent to the effective date and prior to the report date, we will undertake to inform you of such material changes prior to requesting your approval for any public disclosure of reserves information.
g.	Between the effective date of the report and the date of this letter, nothing has come to our attention that has materially affected or could materially affect our reserves and the economic value of these reserves that has not been disclosed to you.

Yours truly,

/s/ Harrison F. Blacker	/s/ Mathew Wong
Harrison F. Blacker	Mathew Wong
Director	Director

Table of contents

Executive summary

• Property location map
• AJM Deloitte SEC December 1, 2011 Constant pricing (CAD)
• Corporate summary
• Property summary tables

Economics

• AJM Deloitte SEC December 1, 2011 constant price (CAD)

Evaluation procedure

Effective date: December 31, 2011

© Deloitte LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

DETAILED ECONOMIC SUMMARY

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Effective December 31, 2011		Canada

		PDP	PDNP	PUD	TP
Light and Medium Oil	Mbbl
Ultimate Remaining		530.0	0.0	0.0	530.0
WI Before Royalty		397.5	0.0	0.0	397.5
WI After Royalty		317.4	0.0	0.0	317.4
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		317.4	0.0	0.0	317.4

Total Oil	Mbbl
Ultimate Remaining		530.0	0.0	0.0	530.0
WI Before Royalty		397.5	0.0	0.0	397.5
WI After Royalty		317.4	0.0	0.0	317.4
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		317.4	0.0	0.0	317.4

Sales Gas	MMcf
Ultimate Remaining		1,349.1	248.6	0.0	1,597.8
WI Before Royalty		987.2	74.6	0.0	1,061.8
WI After Royalty		691.8	60.3	0.0	752.0
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		691.8	60.3	0.0	752.0

NGLs	Mbbl
Ultimate Remaining		3.6	8.5	0.0	12.1
WI Before Royalty		2.6	2.6	0.0	5.2
WI After Royalty		1.9	1.6	0.0	3.6
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		1.9	1.6	0.0	3.6

MBOE	Mboe
Ultimate Remaining		758.4	49.9	0.0	808.4
WI Before Royalty		564.7	15.0	0.0	579.6
WI After Royalty		434.7	11.7	0.0	446.3
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		434.7	11.7	0.0	446.3

Net Present Values - BTAX	M$
Undiscounted		20,822.0	132.8	0.0	20,954.8
Discounted at 5%		19,954.8	106.4	0.0	20,061.2
Discounted at 10%		19,161.5	85.3	0.0	19,246.9
Discounted at 15%		18,438.4	68.4	0.0	18,506.8
Discounted at 20%		17,779.8	54.6	0.0	17,834.4

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

DETAILED RESERVES AND PRESENT VALUE

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Canada

Effective December 31, 2011			Proved Developed Producing
			Oil			Sales Gas			NGL			BOE			Present Value
		Avg
		Int Category	WI	RI	Net	WI	RI	Net	WI	RI	Net	WI	RI	Net	5%	10%	15%
Location	Formation	%	Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mstb	Mstb	Mstb	M$	M$	M$
Canada
Alberta
Abandonments			0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-517.9	-390.0	-300.3
Alberta			0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-517.9	-390.0	-300.3
British Columbia
Drake/Woodrush			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	20,472.8	19,551.6	18,738.8
British Columbia			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	20,472.8	19,551.6	18,738.8
Canada			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	19,954.8	19,161.5	18,438.4
Total			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	19,954.8	19,161.5	18,438.4

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

DETAILED RESERVES AND PRESENT VALUE

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Canada

Effective December 31, 2011			Proved
			Oil			Sales Gas			NGL			BOE			Present Value
		Avg
		Int Category	WI	RI	Net	WI	RI	Net	WI	RI	Net	WI	RI	Net	5%	10%	15%
Location	Formation	%	Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mstb	Mstb	Mstb	M$	M$	M$
Canada
Alberta
Abandonments			0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-517.9	-390.0	-300.3
Saddle Hills			0.0	0.0	0.0	74.6	0.0	60.3	2.6	0.0	1.6	15.0	0.0	11.7	106.4	85.3	68.4
Alberta			0.0	0.0	0.0	74.6	0.0	60.3	2.6	0.0	1.6	15.0	0.0	11.7	-411.6	-304.7	-231.9
British Columbia
Drake/Woodrush			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	20,472.8	19,551.6	18,738.8
British Columbia			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	20,472.8	19,551.6	18,738.8
Canada			397.5	0.0	317.4	1,061.8	0.0	752.0	5.2	0.0	3.6	579.6	0.0	446.3	20,061.2	19,246.9	18,506.8
Total			397.5	0.0	317.4	1,061.8	0.0	752.0	5.2	0.0	3.6	579.6	0.0	446.3	20,061.2	19,246.9	18,506.8

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

PRODUCTION AND REVENUE FORECAST

Company Share

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

2012

Effective December 31, 2011			Proved Developed Producing
			Company Share		Total	Crown	FH &	Oper	Aband	Min Tax		Cash
			Oil & NGL	Gas	Revenue	Royalty	ORR	Exp	Costs	& SCC	Invest	Flow
Location	Formation	Category	Mbbl	MMcf	M$	M$	M$	M$	M$	M$	M$	M$
Canada
British Columbia
Drake/Woodrush			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
British Columbia			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
Canada			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
Total			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

PRODUCTION AND REVENUE FORECAST

Company Share

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

2012

Effective December 31, 2011			Proved
			Company Share		Total	Crown	FH &	Oper	Aband	Min Tax		Cash
			Oil & NGL	Gas	Revenue	Royalty	ORR	Exp	Costs	& SCC	Invest	Flow
Location	Formation	Category	Mbbl	MMcf	M$	M$	M$	M$	M$	M$	M$	M$
Canada
Alberta
Saddle Hills			0	0	0.0	0.0	0.0	0.0	0.0	0.0	150.0	-150.0
Alberta			0	0	0.0	0.0	0.0	0.0	0.0	0.0	150.0	-150.0
British Columbia
Drake/Woodrush			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
British Columbia			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
Canada			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	150.0	13,345.6
Total			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	150.0	13,345.6

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2011	Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL
		Pool	Pool	WI	RI				Pool	Pool	WI	RI			Co. Share		WI	Co. Share
		Rates	Volumes	Volume	Volume	Price	Revenue		Rates	Volumes	Volume	Volume	Price	Revenue	Volume	Price	Rates	Rates
	Wells	bbl/d	bbl	bbl	bbl	$/bbl	M$	Wells	Mcf/d	MMcf	MMcf	MMcf	$/Mcf	M$	lt	$/lt	boe/d	boe/d
2012	3.0	841	307,961.2	230,970.9	0.0	90.15	20,822	5.0	1,497	548.0	402.7	0.0	3.82	1,538	0.0	0.00	817	817
2013	3.0	321	117,009.4	87,757.1	0.0	90.15	7,911	4.0	846	308.9	226.0	0.0	3.82	864	0.0	0.00	345	345
2014	3.0	157	57,404.1	43,053.1	0.0	90.15	3,881	3.0	557	203.2	148.3	0.0	3.82	567	0.0	0.00	187	187
2015	3.0	79	28,818.2	21,613.7	0.0	90.15	1,948	3.0	384	140.1	102.1	0.0	3.83	391	0.0	0.00	107	107
2016	3.0	51	18,792.8	14,094.6	0.0	90.15	1,271	3.0	268	98.0	71.4	0.0	3.83	273	0.0	0.00	72	72
2017	0.0	0	0.0	0.0	0.0	0.00	0	2.0	128	46.8	33.6	0.0	3.83	129	0.0	0.00	16	16
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	11	4.1	3.1	0.0	3.83	12	0.0	0.00	1	1
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			529,985.8	397,489.3	0.0	90.15	35,834			1,349.1	987.2	0.0	3.82	3,773	0.0	0.00
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00
Total			529,985.8	397,489.3	0.0	90.15	35,834			1,349.1	987.2	0.0	3.82	3,773	0.0	0.00

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL
	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI	CS Net
	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volumes	Volumes
	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	bbl
2012	990.5	0.0	89.01	88.2	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	990.5	0.0	731.0
2013	626.0	0.0	89.01	55.7	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	626.0	0.0	463.7
2014	415.8	0.0	89.01	37.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	415.8	0.0	307.8
2015	289.0	0.0	89.01	25.7	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	289.0	0.0	212.7
2016	202.3	0.0	89.01	18.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	202.3	0.0	148.1
2017	97.5	0.0	89.01	8.7	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	97.5	0.0	74.4
2018	8.9	0.0	89.01	0.8	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	8.9	0.0	7.1
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	2,630.0	0.0	89.01	234.1	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	2,630.0	0.0	1,944.7
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	2,630.0	0.0	89.01	234.1	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	2,630.0	0.0	1,944.7

CASH FLOW BTAX

						Total	Net Rev		Sask	Fixed	Variable		Total	Abandon	Net		NET	CUM	Disc Cash
	Company	Crown	Freehold	ORR	Mineral	Royalty	After	Other	Corp	Oper	Operating	Other	Operating	Cost &	Operating	Total	Cash	Cash	Flow
	Revenue	Royalty	Royalty	Royalty	Tax	Burden	Royalties	Income	Cap Tax	Expense	Expense	Expenses	Costs	Salvage	Income	Investment	Flow	Flow	(10%)
	M$	M$	M$	M$	M$	%	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	22,448	5,054.0	0.0	75.9	0.0	23	17,318	0.0	0.0	897.8	2,924.5	0.0	3,822.3	0.0	13,496	0.0	13,496	13,496	12,895
2013	8,831	1,814.3	0.0	45.9	0.0	21	6,971	0.0	0.0	880.6	1,266.2	0.0	2,146.7	74.2	4,750	0.0	4,750	18,246	4,148
2014	4,486	775.9	0.0	30.7	0.0	18	3,679	0.0	0.0	871.8	688.6	0.0	1,560.4	0.0	2,119	0.0	2,119	20,364	1,684
2015	2,365	275.3	0.0	22.8	0.0	13	2,067	0.0	0.0	871.8	395.5	0.0	1,267.3	0.0	799	0.0	799	21,164	573
2016	1,562	130.5	0.0	17.0	0.0	9	1,414	0.0	0.0	871.8	266.5	0.0	1,138.3	56.2	220	0.0	220	21,383	143
2017	137	19.6	0.0	4.5	0.0	18	113	0.0	0.0	40.6	60.5	0.0	101.1	56.2	-44	0.0	-44	21,339	-26
2018	13	1.4	0.0	0.0	0.0	11	11	0.0	0.0	5.4	5.5	0.0	10.9	56.2	-56	0.0	-56	21,283	-30
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	461.2	-461	0.0	-461	20,822	-226
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,822	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,822	0
Sub	39,841	8,070.9	0.0	196.9	0.0	21	31,573	0.0	0.0	4,439.6	5,607.3	0.0	10,047.0	704.2	20,822	0.0	20,822	20,822	19,162
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,822	0
Total	39,841	8,070.9	0.0	196.9	0.0	21	31,573	0.0	0.0	4,439.6	5,607.3	0.0	10,047.0	704.2	20,822	0.0	20,822	20,822	19,162

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.0
RLI (Principal Product)	1.9
Reserves Life	7.0
RLI (BOE)	1.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	529,986	397,489	397,489	317,415
Gas (MMcf)	1,349	987	987	692
Gas (boe)	224,857	164,536	164,536	115,294
*NGL (bbl)	0	0	0	0
Cond (bbl)	3,602	2,630	2,630	1,945
Total (boe)	758,445	564,655	564,655	434,654

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount
Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	M$	M$	M$	$/BOE
0	20,822	0.0	20,822	36.88
5	19,955	0.0	19,955	35.34
10	19,162	0.0	19,162	33.93
12	18,864	0.0	18,864	33.41
15	18,438	0.0	18,438	32.65
20	17,780	0.0	17,780	31.49

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX				ATAX
		Unrisked		Risked		Unrisked		Risked
Discount Rate	(%)		10.0		10.0		10.0		10.0
Payout	(Yrs)		0.0		0.0		0.0		0.0
Discounted Payout	(Yrs)		0.0		0.0		0.0		0.0
DCF Rate of Return	(%)	>	200.0	>	200.0	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0		0.0		0.0
NPV/Disc Invest			0.0		0.0		0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0		0.0		0.0
NPV/BOEPD	(M$/boepd)		23.4		23.4		22.5		17.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share
		Unrisked	Risked	Unrisked	Risked
Production	(BOEPD)	819	819	819	819
Price	($/BOE)	75.06	75.06	75.06	75.06
Royalties	($/BOE)	17.15	17.15	17.15	17.15
Operating Costs	($/BOE)	12.78	12.78	12.78	12.78
NetBack	($/BOE)	45.12	45.12	45.12	45.12
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2011	Total Proved Developed Producing Reserves

CASH FLOW ATAX

	Income			Federal	Basic	Federal			Federal	Attributed	Provincial	Basic	Provincial	Provincial	Total			CUM	Disc Cash
	Before	Tax Loss	Tax Loss	Taxable	Federal	M&P Tax	Federal	Invest Tax	Income	Royalty	Taxable	Provincial	M&P Tax	Income	Income	BTAX	ATAX	Cash	Flow
	Tax Loss	Generated	Claim	Income	Tax	Credit	Surtax	Credit	Tax	Income	Income	Tax	Credit	Tax	Tax	Cash Flow	Cash Flow	Flow	(10%)
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13,496	13,496	13,496	12,895
2013	2,851.9	0.0	0.0	2,851.9	427.8	0.0	0.0	0.0	427.8	0.0	2,851.9	285.2	0.0	285.2	713.0	4,750	4,037	17,533	3,532
2014	756.5	0.0	0.0	756.5	113.5	0.0	0.0	0.0	113.5	0.0	756.5	75.7	0.0	75.7	189.1	2,119	1,929	19,462	1,536
2015	-204.9	204.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	799	799	20,262	573
2016	-521.6	521.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	220	220	20,481	143
2017	-591.8	591.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-44	-44	20,437	-26
2018	-461.0	461.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-56	-56	20,381	-30
2019	-761.0	761.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-461	-461	19,920	-226
2020	-222.1	222.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	19,920	0
2021	-164.7	164.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	19,920	0
Sub	681.4	2,927.0	0.0	3,608.4	541.3	0.0	0.0	0.0	541.3	0.0	3,608.4	360.8	0.0	360.8	902.1	20,822	19,920	19,920	18,397
Rem	-481.3	481.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	19,920	0
Total	200.1	3,408.3	0.0	3,608.4	541.3	0.0	0.0	0.0	541.3	0.0	3,608.4	360.8	0.0	360.8	902.1	20,822	19,920	19,920	18,397

TAXABLE INCOME

			Plus Non-		Resource			Net	Net Resource	Net Other					Resource
	Resource	Resource	Deduct	Resource	Operating	Resource	Resource	Production	Royalty	Resource				Depletion	Taxable
	Revenue	Royalty	Royalty	Allowance	Cost	CCA	Overhead	Royalty	Income	Income	COGPE	CDE	CEE	Allowance	Income
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	22,448	5,054.0	0.0	0.0	3,822.3	1,792.8	0.0	0.0	-75.9	0.0	2.9	717.0	10,982.9	0.0	0.0
2013	8,831	1,814.3	0.0	0.0	2,221.0	1,344.6	0.0	0.0	-45.9	0.0	2.6	501.9	49.1	0.0	2,851.9
2014	4,486	775.9	0.0	0.0	1,560.4	1,008.4	0.0	0.0	-30.7	0.0	2.3	351.3	0.0	0.0	756.5
2015	2,365	275.3	0.0	0.0	1,267.3	756.3	0.0	0.0	-22.8	0.0	2.1	245.9	0.0	0.0	-204.9
2016	1,562	130.5	0.0	0.0	1,194.5	567.2	0.0	0.0	-17.0	0.0	1.9	172.2	0.0	0.0	-521.6
2017	137	19.6	0.0	0.0	157.4	425.4	0.0	0.0	-4.5	0.0	1.7	120.5	0.0	0.0	-591.8
2018	13	1.4	0.0	0.0	67.2	319.1	0.0	0.0	0.0	0.0	1.5	84.4	0.0	0.0	-461.0
2019	0	0.0	0.0	0.0	461.2	239.3	0.0	0.0	0.0	0.0	1.4	59.0	0.0	0.0	-761.0
2020	0	0.0	0.0	0.0	0.0	179.5	0.0	0.0	0.0	0.0	1.2	41.3	0.0	0.0	-222.1
2021	0	0.0	0.0	0.0	0.0	134.6	0.0	0.0	0.0	0.0	1.1	28.9	0.0	0.0	-164.7
Sub	39,841	8,070.9	0.0	0.0	10,751.2	6,767.2	0.0	0.0	-196.9	0.0	18.9	2,322.5	11,032.0	0.0	681.4
Rem	0	0.0	0.0	0.0	0.0	403.8	0.0	0.0	0.0	0.0	10.0	67.5	0.0	0.0	-481.3
Total	39,841	8,070.9	0.0	0.0	10,751.2	7,171.0	0.0	0.0	-196.9	0.0	28.9	2,390.0	11,032.0	0.0	200.1

TAX LOSS POOL

	Net			M&P	Other			Non	Other
	Processing	Class 41	Processing	Taxable	Business	Class 1	Class 2	Resource	Taxable	Overhead	Overhead	COGPE	CDE	CEE	Depletion	Acri	Tax Loss
	Income	CCA	Overhead	Income	Income	CCA	CCA	Overhead	Income	to CEE	to CDE	Pool	Pool	Pool	Pool	Pool	Pool
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	26.1	1,673.0	49.1	0.0	0.0	0.0
2013	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.5	1,171.1	0.0	0.0	0.0	0.0
2014	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21.1	819.8	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.0	573.8	0.0	0.0	0.0	204.9
2016	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	401.7	0.0	0.0	0.0	726.5
2017	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.4	281.2	0.0	0.0	0.0	1,318.3
2018	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.9	196.8	0.0	0.0	0.0	1,779.3
2019	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.5	137.8	0.0	0.0	0.0	2,540.2
2020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.2	96.4	0.0	0.0	0.0	2,762.3
2021	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,927.0
Sub	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,927.0
Rem	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,408.3
Total	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,408.3

NET PRESENT VALUES AFTER TAX

Discount
Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	M$	M$	M$	$/BOE
0	19,920	0.0	19,920	35.28
5	19,126	0.0	19,126	33.87
10	18,397	0.0	18,397	32.58
12	18,123	0.0	18,123	32.10
15	17,731	0.0	17,731	31.40
20	17,122	0.0	17,122	30.32

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	7,171.00
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00%
COGPE Pool	29.00
CDE Pool	2,390.00
CEE Pool	11,032.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	0.00

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2011	Total Proved Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL
		Pool	Pool	WI	RI				Pool	Pool	WI	RI			Co. Share		WI	Co. Share
		Rates	Volumes	Volume	Volume	Price	Revenue		Rates	Volumes	Volume	Volume	Price	Revenue	Volume	Price	Rates	Rates
	Wells	bbl/d	bbl	bbl	bbl	$/bbl	M$	Wells	Mcf/d	MMcf	MMcf	MMcf	$/Mcf	M$	lt	$/lt	boe/d	boe/d
2012	3.0	841	307,961.2	230,970.9	0.0	90.15	20,822	5.0	1,497	548.0	402.7	0.0	3.82	1,538	0.0	0.00	817	817
2013	3.0	321	117,009.4	87,757.1	0.0	90.15	7,911	5.0	1,108	404.5	254.6	0.0	3.84	979	0.0	0.00	361	361
2014	3.0	157	57,404.1	43,053.1	0.0	90.15	3,881	4.0	722	263.7	166.5	0.0	3.84	640	0.0	0.00	197	197
2015	3.0	79	28,818.2	21,613.7	0.0	90.15	1,948	4.0	495	180.5	114.3	0.0	3.84	439	0.0	0.00	113	113
2016	3.0	51	18,792.8	14,094.6	0.0	90.15	1,271	4.0	345	126.3	79.9	0.0	3.84	307	0.0	0.00	76	76
2017	0.0	0	0.0	0.0	0.0	0.00	0	3.0	184	67.2	39.7	0.0	3.85	153	0.0	0.00	19	19
2018	0.0	0	0.0	0.0	0.0	0.00	0	2.0	21	7.6	4.1	0.0	3.87	16	0.0	0.00	2	2
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			529,985.8	397,489.3	0.0	90.15	35,834			1,597.8	1,061.8	0.0	3.84	4,072	0.0	0.00
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00
Total			529,985.8	397,489.3	0.0	90.15	35,834			1,597.8	1,061.8	0.0	3.84	4,072	0.0	0.00

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL
	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI	CS Net
	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volumes	Volumes
	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	bbl
2012	990.5	0.0	89.01	88.2	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	990.5	0.0	731.0
2013	975.9	0.0	91.88	89.7	0.0	0.0	0.00	0.0	341.2	0.0	48.43	16.5	289.6	0.0	77.58	22.5	1,606.7	0.0	1,255.3
2014	637.0	0.0	91.79	58.5	0.0	0.0	0.00	0.0	215.8	0.0	48.43	10.4	183.1	0.0	77.58	14.2	1,035.9	0.0	645.3
2015	436.9	0.0	91.72	40.1	0.0	0.0	0.00	0.0	144.3	0.0	48.43	7.0	122.4	0.0	77.58	9.5	703.6	0.0	438.4
2016	305.9	0.0	91.72	28.1	0.0	0.0	0.00	0.0	101.0	0.0	48.43	4.9	85.7	0.0	77.58	6.6	492.5	0.0	306.0
2017	172.1	0.0	92.48	15.9	0.0	0.0	0.00	0.0	72.8	0.0	48.43	3.5	61.8	0.0	77.58	4.8	306.7	0.0	188.3
2018	21.9	0.0	93.75	2.1	0.0	0.0	0.00	0.0	12.6	0.0	48.43	0.6	10.7	0.0	77.58	0.8	45.3	0.0	26.9
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	3,540.1	0.0	91.07	322.4	0.0	0.0	0.00	0.0	887.6	0.0	48.43	43.0	753.4	0.0	77.58	58.4	5,181.1	0.0	3,591.1
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	3,540.1	0.0	91.07	322.4	0.0	0.0	0.00	0.0	887.6	0.0	48.43	43.0	753.4	0.0	77.58	58.4	5,181.1	0.0	3,591.1

CASH FLOW BTAX

						Total	Net Rev		Sask	Fixed	Variable		Total	Abandon	Net		NET	CUM	Disc Cash
	Company	Crown	Freehold	ORR	Mineral	Royalty	After	Other	Corp	Oper	Operating	Other	Operating	Cost &	Operating	Total	Cash	Cash	Flow
	Revenue	Royalty	Royalty	Royalty	Tax	Burden	Royalties	Income	Cap Tax	Expense	Expense	Expenses	Costs	Salvage	Income	Investment	Flow	Flow	(10%)
	M$	M$	M$	M$	M$	%	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	22,448	5,054.0	0.0	75.9	0.0	23	17,318	0.0	0.0	897.8	2,924.5	0.0	3,822.3	0.0	13,496	150.0	13,346	13,346	12,758
2013	9,019	1,823.0	0.0	59.9	0.0	21	7,136	0.0	0.0	896.3	1,292.0	0.0	2,188.3	74.2	4,874	0.0	4,874	18,219	4,256
2014	4,604	787.9	0.0	37.8	0.0	18	3,779	0.0	0.0	887.5	704.9	0.0	1,592.4	0.0	2,186	0.0	2,186	20,405	1,738
2015	2,444	281.3	0.0	26.3	0.0	13	2,137	0.0	0.0	887.5	406.4	0.0	1,293.9	0.0	843	0.0	843	21,248	604
2016	1,617	133.0	0.0	18.5	0.0	9	1,466	0.0	0.0	887.5	274.2	0.0	1,161.7	56.2	248	0.0	248	21,496	161
2017	177	20.3	0.0	5.0	0.0	14	152	0.0	0.0	56.4	66.0	0.0	122.4	56.2	-27	0.0	-27	21,469	-16
2018	20	1.4	0.0	0.0	0.0	7	18	0.0	0.0	8.8	6.5	0.0	15.3	56.2	-53	0.0	-53	21,416	-29
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	461.2	-461	0.0	-461	20,955	-226
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,955	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,955	0
Sub	40,330	8,100.9	0.0	223.4	0.0	21	32,005	0.0	0.0	4,521.8	5,674.5	0.0	10,196.2	704.2	21,105	150.0	20,955	20,955	19,247
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,955	0
Total	40,330	8,100.9	0.0	223.4	0.0	21	32,005	0.0	0.0	4,521.8	5,674.5	0.0	10,196.2	704.2	21,105	150.0	20,955	20,955	19,247

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.0
RLI (Principal Product)	1.9
Reserves Life	7.0
RLI (BOE)	1.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	529,986	397,489	397,489	317,415
Gas (MMcf)	1,598	1,062	1,062	752
Gas (boe)	266,297	176,968	176,968	125,338
*NGL (bbl)	5,470	1,641	1,641	1,100
Cond (bbl)	6,635	3,540	3,540	2,491
Total (boe)	808,388	579,638	579,638	446,344

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount
Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	M$	M$	M$	$/BOE
0	21,105	150.0	20,955	36.15
5	20,204	143.1	20,061	34.61
10	19,384	136.9	19,247	33.20
12	19,077	134.6	18,942	32.68
15	18,638	131.2	18,507	31.93
20	17,960	126.0	17,834	30.77

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	183.19	183.19
Cost Of Reserves	$/BOE	0.26	0.26
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX				ATAX
		Unrisked		Risked		Unrisked		Risked
Discount Rate	(%)		10.0		10.0		10.0		10.0
Payout	(Yrs)		0.0		0.0		0.0		0.0
Discounted Payout	(Yrs)		0.0		0.0		0.0		0.0
DCF Rate of Return	(%)	>	200.0	>	200.0	>	200.0	>	200.0
NPV/Undisc Invest			128.3		128.3		123.1		96.4
NPV/Disc Invest			140.6		140.6		134.8		105.6
NPV/DIS Cap Exposure			140.6		140.6		134.8		105.6
NPV/BOEPD	(M$/boepd)		23.5		23.5		22.5		17.7

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share
		Unrisked	Risked	Unrisked	Risked
Production	(BOEPD)	819	819	819	819
Price	($/BOE)	75.06	75.06	75.06	75.06
Royalties	($/BOE)	17.15	17.15	17.15	17.15
Operating Costs	($/BOE)	12.78	12.78	12.78	12.78
NetBack	($/BOE)	45.12	45.12	45.12	45.12
Recycle Ratio	(ratio)	174.37	174.37	174.37	174.37

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2011	Total Proved Reserves

CASH FLOW ATAX

	Income			Federal	Basic	Federal			Federal	Attributed	Provincial	Basic	Provincial	Provincial	Total			CUM	Disc Cash
	Before	Tax Loss	Tax Loss	Taxable	Federal	M&P Tax	Federal	Invest Tax	Income	Royalty	Taxable	Provincial	M&P Tax	Income	Income	BTAX	ATAX	Cash	Flow
	Tax Loss	Generated	Claim	Income	Tax	Credit	Surtax	Credit	Tax	Income	Income	Tax	Credit	Tax	Tax	Cash Flow	Cash Flow	Flow	(10%)
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13,346	13,346	13,346	12,758
2013	2,923.9	0.0	0.0	2,923.9	438.6	0.0	0.0	0.0	438.6	0.0	2,923.9	292.4	0.0	292.4	731.0	4,874	4,143	17,488	3,624
2014	799.5	0.0	0.0	799.5	119.9	0.0	0.0	0.0	119.9	0.0	799.5	79.9	0.0	79.9	199.9	2,186	1,986	19,475	1,581
2015	-180.0	180.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	843	843	20,317	604
2016	-507.3	507.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	248	248	20,565	161
2017	-584.5	584.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-27	-27	20,539	-16
2018	-466.2	466.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-53	-53	20,485	-29
2019	-766.8	766.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-461	-461	20,024	-226
2020	-226.4	226.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,024	0
2021	-168.0	168.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,024	0
Sub	824.1	2,899.2	0.0	3,723.4	558.5	0.0	0.0	0.0	558.5	0.0	3,723.4	372.3	0.0	372.3	930.8	20,955	20,024	20,024	18,459
Rem	-491.2	491.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,024	0
Total	332.9	3,390.4	0.0	3,723.4	558.5	0.0	0.0	0.0	558.5	0.0	3,723.4	372.3	0.0	372.3	930.8	20,955	20,024	20,024	18,459

TAXABLE INCOME

			Plus Non-		Resource			Net	Net Resource	Net Other					Resource
	Resource	Resource	Deduct	Resource	Operating	Resource	Resource	Production	Royalty	Resource				Depletion	Taxable
	Revenue	Royalty	Royalty	Allowance	Cost	CCA	Overhead	Royalty	Income	Income	COGPE	CDE	CEE	Allowance	Income
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	22,448	5,054.0	0.0	0.0	3,822.3	1,811.5	0.0	0.0	-75.9	0.0	2.9	717.0	10,964.2	0.0	0.0
2013	9,019	1,823.0	0.0	0.0	2,262.5	1,377.4	0.0	0.0	-59.9	0.0	2.6	501.9	67.8	0.0	2,923.9
2014	4,604	787.9	0.0	0.0	1,592.4	1,033.0	0.0	0.0	-37.8	0.0	2.3	351.3	0.0	0.0	799.5
2015	2,444	281.3	0.0	0.0	1,293.9	774.8	0.0	0.0	-26.3	0.0	2.1	245.9	0.0	0.0	-180.0
2016	1,617	133.0	0.0	0.0	1,217.9	581.1	0.0	0.0	-18.5	0.0	1.9	172.2	0.0	0.0	-507.3
2017	177	20.3	0.0	0.0	178.6	435.8	0.0	0.0	-5.0	0.0	1.7	120.5	0.0	0.0	-584.5
2018	20	1.4	0.0	0.0	71.5	326.9	0.0	0.0	-0.0	0.0	1.5	84.4	0.0	0.0	-466.2
2019	0	0.0	0.0	0.0	461.2	245.1	0.0	0.0	0.0	0.0	1.4	59.0	0.0	0.0	-766.8
2020	0	0.0	0.0	0.0	0.0	183.9	0.0	0.0	0.0	0.0	1.2	41.3	0.0	0.0	-226.4
2021	0	0.0	0.0	0.0	0.0	137.9	0.0	0.0	0.0	0.0	1.1	28.9	0.0	0.0	-168.0
Sub	40,330	8,100.9	0.0	0.0	10,900.5	6,907.3	0.0	0.0	-223.4	0.0	18.9	2,322.5	11,032.0	0.0	824.1
Rem	0	0.0	0.0	0.0	0.0	413.7	0.0	0.0	0.0	0.0	10.0	67.5	0.0	0.0	-491.2
Total	40,330	8,100.9	0.0	0.0	10,900.5	7,321.0	0.0	0.0	-223.4	0.0	28.9	2,390.0	11,032.0	0.0	332.9

TAX LOSS POOL

	Net			M&P	Other			Non	Other
	Processing	Class 41	Processing	Taxable	Business	Class 1	Class 2	Resource	Taxable	Overhead	Overhead	COGPE	CDE	CEE	Depletion	Acri	Tax Loss
	Income	CCA	Overhead	Income	Income	CCA	CCA	Overhead	Income	to CEE	to CDE	Pool	Pool	Pool	Pool	Pool	Pool
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	0.0	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	26.1	1,673.0	67.8	0.0	0.0	0.0
2013	0.0	32.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.5	1,171.1	0.0	0.0	0.0	0.0
2014	0.0	24.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21.1	819.8	0.0	0.0	0.0	0.0
2015	0.0	18.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.0	573.8	0.0	0.0	0.0	180.0
2016	0.0	13.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	401.7	0.0	0.0	0.0	687.3
2017	0.0	10.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.4	281.2	0.0	0.0	0.0	1,271.8
2018	0.0	7.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.9	196.8	0.0	0.0	0.0	1,738.0
2019	0.0	5.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.5	137.8	0.0	0.0	0.0	2,504.9
2020	0.0	4.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.2	96.4	0.0	0.0	0.0	2,731.3
2021	0.0	3.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,899.2
Sub	0.0	140.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,899.2
Rem	0.0	9.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,390.4
Total	0.0	150.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,390.4

NET PRESENT VALUES AFTER TAX

Discount
Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	M$	M$	M$	$/BOE
0	20,174	150.0	20,024	34.55
5	19,350	143.1	19,207	33.14
10	18,596	136.9	18,459	31.85
12	18,313	134.6	18,178	31.36
15	17,908	131.2	17,777	30.67
20	17,282	126.0	17,156	29.60

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	7,171.00
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00%
COGPE Pool	29.00
CDE Pool	2,390.00
CEE Pool	11,032.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	0.00

© Deloitte & Touche LLP and affiliated entities.

Evaluation procedure

Definitions and methodology

Effective as of December 2011

© Deloitte LLP and affiliated entities.

Table of Contents

Definitions

• Procedure
• Reserve evaluation
• Reserve classification

Reserve estimation methodology

Production forecasts

Land schedules and maps

Geology

Royalties and taxes

Capital and operating considerations

Pricing overview

© Deloitte LLP and affiliated entities.

Procedure

AJM Deloitte has prepared estimates of reserves in accordance with the SEC Regulation S-K, 229.1202 and Regulation S-X, 210.4-10.

Reserve evaluation

A “Reserves evaluation” is the process whereby a qualified reserves evaluator estimates the quantities and values of oil and gas reserves by interpreting and assessing all available pertinent data. The value of an oil and gas asset is a function of the ability or potential ability of that asset to generate future net revenue, and it is measured using a set of forward-looking assumptions regarding reserves, production, prices, and costs. Evaluations of oil and gas reserves, include a discounted cash flow analysis of estimated future net revenue.

Reserve classification

Reserves are classified by AJM Deloitte in accordance with the definitions that are described in the United States Securities and Exchange Commission Regulation S-X Part 210.4-10(a).

© Deloitte LLP and affiliated entities.

Reserve estimation methodology

AJM Deloitte has assigned all reserves via deterministic methods.

Production forecasts

Production forecasts are based on historical trends or by comparison with other wells in the immediate area producing from analogous reservoirs. Non-producing gas reserves were forecast to come on-stream within the first two years from the effective date under direct sales pricing and deliverability assumptions, if a tie-in point to an existing gathering system was in close proximity (approximately two miles). If the tie-in point was of a greater distance (and dependent on the reserve volume and risk) the reserves were forecast to come on-stream in years three or four from the effective date. These on-stream dates were used when the company could not provide specific on-stream date information.

© Deloitte LLP and affiliated entities.

Land schedule and maps

The Company provided schedules of land ownership which included lessor and lessee royalty burdens. The land data was accepted as factual and no investigation of title by AJM Deloitte was made to verify the records.

Well maps included within this report represent all of the Company’s interests that were evaluated in the specified area.

Geology

An initial review of each property is undertaken to establish the produced maturity of the reservoir being evaluated. Where extensive production history exists a geologic analysis is not conducted since the remaining hydrocarbons can be determined by productivity analysis.

For properties that are not of a mature production nature a geologic review is conducted. This work consists of:

•	developing a regional understanding of the play,

•	assessing reservoir parameters from the nearest analogous production,

•	analysis of all relevant well data including logs, cores, and tests to measure net formation thickness (pay), porosity, and initial water saturation,

•	auditing of client mapping or developing maps to meet AJM Deloitte’s need to establish volumetric hydrocarbons-in-place.

Procedures specific to the individual properties are discussed in the body of the property report.

© Deloitte LLP and affiliated entities.

Royalties and taxes

All royalties and taxes, including the lessor and overriding royalties, are based on government regulations, negotiated leases or farmout agreements, that were in effect as of the evaluation effective date. If regulations change, the net after royalty recoverable reserve volumes may differ materially.

AJM Deloitte utilizes a variety of reserves and valuation products in determining the result sets.

Capital and operating considerations

Reserves estimated to meet the standards for constant prices and costs, are based on Regulation S-X 210.4-10(a).

Capital costs were provided by the Company and reviewed by AJM Deloitte for reasonableness.

Operating costs were determined from historical data on the property as provided by the evaluated Company.

© Deloitte LLP and affiliated entities.

Pricing overview

The following table contains the constant dollar evaluation of the Company. Prices were calculated in accordance with the definition (22)(v) of Regulation S-X, 210.4-10(a) and were determined by taking the un-weighted average of the prices on the first day of the month for the preceding 12 months.

The effects of derivative instruments designated as price hedges of oil and gas quantities if any, are not reflected in AJM Deloitte’s individual property evaluations.

Weighted average
		Benchmark price	realized report price
	Benchmark	($CAD)	($CAD)
Oil	NYMEX WTI @ Cushing	$96.27/bbl	$90.15/bbl
Gas	NYMEX Henry Hub LA	$4.15/MMbtu	$3.84/Mcf
Condensate	Condensate US	$96.27/bbl	$91.07/bbl

© Deloitte LLP and affiliated entities.